SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 10-SB






          GENERAL FORM FOR REGISTRATION OF SECURITIES

    Pursuant To Section (g) of the Securities Exchange Act of 1934





                       PNG Ventures, Inc.

        (formerly Telecommunications Technologies, Ltd.)




    Nevada                                                  88-0350286
    (Jurisdiction of Incorporation)(I.R.S. Employer Identification No.)


    24843 Del Prado, Suite 318, Dana Point,                   CA 92629
    (Address of principal executive offices)                 (Zip Code)


    Registrant's telephone number, including area code:   (949)248-1765




    The following Securities are to be registered pursuant to Section 12(g) of the Act:


               Class-A Common Voting Equity Stock

                            8,631,251


                       February 28, 2000


    The EXHIBIT INDEX is located at pages 36 of this Registration
    Statement

                               1


                             PART I


                 Unnumbered Item: Introduction


       This registration statement is voluntarily filed pursuant to
    Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for continuation of quotation on the Over-the-Counter Bulletin Board, often called "OTCBB". This Registrant's common stock is presently quoted on the OTCBB. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Securities Exchange Commission and be and become information that the public can access easily. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB for continued quotation by one or more NASD members, to publish quotes for the purchase and sale of the shares of the common stock of the issuer.

       This Registrant may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public ("Registrant") company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this Registrant is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.


               Item 2.  Description of Business.


     (b)  Business Development.

        (2) Form and Year of Organization. This Corporation, PNG Ventures, Inc. ("PNG")("the Registrant") was first Incorporated in the State of Nevada on June 23, 1995, as Telecommunications Technologies, Ltd. We will attempt to refer to this corporation by the personal pronouns "We", "Us", and "Our" whenever practical.

        On December 31, 1995, we formalized a plan of reorganization and tender to and for the shareholders of Temple Summit Management Corporation whereby we acquired all the assets of Temple Summit, and by which all the former shareholders of Temple Summit became our shareholders. Accordingly, we made our initial issuance of 47,506,240 shares to the shareholders of Temple Summit. Thereafter Temple Summit Management became a private company with no further relationship with us.

                                    2

      Temple Summit Management Corporation

       Temple Summit Management Corporation (TSMC) had been incorporated in Texas in August of 1991, and reincorporated in Texas in September 1993 without change in equitable ownership, management or control. Temple Summit Management Corporation was engaged, without success in creating and managing financial participation in special marketing projects. During 1992, Temple Summit Management Corporation made its initial issuance of 285,714 shares of its common stock, in 1992. These 285,714 shares were acquired by or for Kirt W. James and William Stocker and five other founding shareholders. On or about May 5, 1995, Temple Summit Management Corporation completed a limited public offering of additional shares of its common stock, pursuant to Rule 504 of Regulation D, promulgated by the Securities and Exchange Commission, under the Securities Act of 1933. 11,200 additional shares were placed at $1.00 per share, resulting in a total of 296,914 shares issued and outstanding. The marketing plan having failed, TSMC became inactive at the end of 1995. Immediately preceding the transaction by which this Issuer reorganized and acquired its initial capitalization from TSMC, those 296,914 shares were forward split 160 for 1, with the result that 47,506,240 shares of TSMC were issued and outstanding.


      Telecommunications Technologies, Ltd.

       This Corporation, then called Telecommunications
    Technologies, Ltd., on December 31, 1995, formalized a plan of reorganization and tender to acquire $5,000 in cash, from Temple Summit Management Corporation in exchange for an its initial issuance of 47,506,240 shares to the shareholders of Temple Summit. The sum and substance of that reorganization was that this Issuer acquired $5,000 in cash and issued one share of its common stock in exchange for every one share of common stock of Temple Summit Management Corporation, following which, Temple Summit Management Corporation ceased to be a public company and became an inactive wholly-owned subsidiary of its principal shareholder, Temple Summit Equity Group, Ltd. At the time of the reorganization, Temple Summit Management Corporation had no business or business plan, and owned no assets other than its cash. Moreover, at the time of the reorganization, Temple Summit Management Corporation had no material liabilities, other than to its principal shareholder, and all such incidental liabilities were assumed by the principal shareholder and not acquired by this Issuer. Pursuant to that reorganization, this Issuer issued 47,506,240 shares of common stock to the shareholders of TSMC. The Company intended to take maximum advantage of the growth in telecommunications technology using the backgrounds and strengths of its management, specifically: patent filings for new technology, financing of new technology, selling or granting of rights for the utilization of new technologies, and the retention of royalties based on the utilization or exploitation of the new technologies. On March 7, 1996, this Issuer completed a Private Placement/Limited Offering of an additional 500,000 shares of its Common Stock, with the result that the previous total shares issued and outstanding (47,506,240) was increased to 48,006,240. On May 9, 1996, the Issuer privately placed an additional 410,400

                                    3

    shares, resulting in a total issued and outstanding of 48,416,640 shares. On or about February 20, 1998, this Issuer duly effected a 40 to one reverse split of its common stock, from 48,416,640 to 1,210,417, and authorized the placement of up to an additional 10,000,000 shares, at $0.01 per share, pursuant to Rule 504 or Regulation D, for an acquisition that did not take place, and for which no shares are issued or outstanding.

      PNG Ventures, Inc.

       This Company changed its corporate name to PNG Ventures, Inc. in connection with its intentions to acquire its controlling interest in San Kung Trading Limited ("SKTL"), which is or was a private company based in Guernsey, Channel Islands, organized in 1996 to pursue joint-venture resource development projects in Papua New Guinea. Thereafter that plan was abandoned, primarily due to the extraordinary difficulty which would adhere to auditing the assets to have been acquired.

       This Registrant was not a "Blank Check Company", commonly called a "Blind Pool", as referred to in either Rule 419 or Rule
    504, at any time its founders or others were offered, purchased or acquired the outstanding securities of this Registrant. After abandoning its business plan, most recently, it became a company whose business plan was to find a profitable business combination. As a practical matter, the Registrant is required to register its common stock pursuant to section 12(g) of the 1934 Act, and to pursue acceptance for quotation on the OTCBB if it is to have any chance to compete in with other issuers or registrants, for business combinations by reverse acquisition. There are no lock-up or shareholder pooling agreements between or among shareholders of this Registrant. All shares are owned and controlled independently by the persons to whom they are issued.
    This Registrant has no Internet address.

       The Registrant is a public company listed on OTC-electronic Bulletin Board ("OTCBB") in the U.S. It ticker symbol is XPNG. This Issuer had previously reported that its sole asset was a certain package of extraordinary rights to develop (in either an exclusive or at least first right of refusal basis) the very rich resources of 7,900,000 hectares in the East and West Sepik province of Papua New Guinea. That project was ultimately declined by management, with the result that the issuer is currently without any current business or business assets; and further that management must now engage in a search for new and different business opportunities to achieve profitability for shareholders.

       On February 15, the previous Directors retired and John
    Spicer was elected Sole Officer and Director. He was issued 1,666,666 shares for value to this Registrant of $500,000.00. On February 21, this Registrant declared a one for three forward split of its 2,877,084 to 8,631,251, as of the Record date of March 6, 2000, for distribution on March 10, 2000. This resulting 8,631,251 reflects the cancellation of one odd share as an incidental adjustment.

        (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

     (b) Business of the Registrant. This Company has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. It has no day to day operations at the present time. Its officers and directors devote only insubstantial time and attention to the affairs of this issuer at the present time, for the reason that only such attention is presently required. Management has adopted a conservative and patient policy of seeking opportunities of exceptional quality, in management's view, and to accept that it may have to wait longer, as a result, before consummating any transactions to create profitability for its shareholder. Management recognizes that the higher the standards it imposes upon itself, the greater may be its competitive disadvantages with other more attractive acquiring interests or entities.

       Limited Scope and Number of Possible Acquisitions: The
    Company does not intend to restrict its consideration to any particular business or industry segment, and the Company may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of the Company's limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely the Company will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Company will not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not
                                    4

    necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

       Probable Industry Segments for Acquisition. While the Company does not intend to rule out its consideration to any particular business or industry segment, Management has determined to focus its principal interest in evaluating development stage companies in the electronic commerce, high-technology, communication technologies, information services and internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

       Reporting under the 1934 Act. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

       Transactions with Management. There is no present or foreseeable potential that this Registrant will acquire a target business or company in which its present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length acquisition of business assets owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transaction do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public issuers amenable to reverse merger transactions.

                                    5


       Finders fee for Management. No finder's fees will be payable to Management in connection with any forseeable reverse acquisition. Management is identified with the principal shareholder. The Principal Shareholder's remaining share ownership following any reverse acquisition, and the Principal Shareholder might be expected to sell its controlling interest for consideration from the acquiring shareholders of the acquisition target. Depending on the quality of the target company, the principal shareholder may sell all, some or none of the control block, as matters for arm's length deal-making, when it comes to that stage. Additionally, the Principal Shareholder is the Principal Consultant and provides, has provided and may provide corporate services to the Registrant, billable hourly in an established and customary manner. No finders fees, commissions or other bonuses to Management, Principal Shareholder, or affiliates, for securing or in connection with any acquisition, will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable.

       Loan Financing not anticipated. There are no foreseeable circumstances under which loan financing will be sought or needed during Registrant's present development stage.

       Dependence on Management. This Company is required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, Managements Discussion and Analysis or Plan of Operation, and also Item 7 of this Part, Certain Relationships and Related Transactions.

        (1)  Principal Products or Services and their Markets. None.

        (2)  Distribution Methods of the products or services. None.

        (3) Status of any publicly announced new product or service. None.

        (4) Competitive business conditions and the small business issuer's competitive position in the industry. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. This Registrant became a candidate for reverse acquisition transactions only this past October. Management, in evaluating market conditions and unsolicited proposals, has formed the estimate that the selection of a business combination is probable within the next twelve months. There is no compelling reason why this Registrant should be preferred over other reverse-acquisition public corporation candidates. It has no significant pool of cash it can offer and no capital formation incentive for its selection. It has a limited shareholder base insufficient for acquisition target wishing to proceed for application to NASDAQ. In comparison to other "public shell companies" this Registrant is unimpressive, in the judgement of management, and totally lacking in unique features which would make it more attractive or competitive that other "public shell companies". While management believes that the competition of other "public shell companies" is intense and growing, it has no basis on which to quantify its impression. Please See the Item 2 of this part, Management Discussion and Analysis, for more information and disclosure.

                                    6

       This Registrant is not actively engaged in its intended search find a business partner, and its management has resolved to allow such time as may be required to find an opportunity of superior value and potential. Notwithstanding the confidence of management in its knowledge, skill and experience, there can be no assurance that this issuer will prove competitively attractive to the kinds of transactions it seeks. As a practical matter, the search cannot begin until this Registrant has secured its right to for continued quotation of its common stock for trading on the OTCBB. Please see Management's Discussion and Analysis, Item 2 of this part, for an expanded discussion of these and related subjects of disclosure.


        (5) Sources of and availability of raw Materials and the names of principal suppliers. Not Applicable

        (6)  Dependence on one or a few major customers. Not
    Applicable

        (7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. None.

        (8) Need for any government approval of principal products or services and status. Not Applicable


        (9) Effect of existing or probable governmental regulations on the business. Not Applicable. However, this issuer would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports required to be filed with the Commission. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer. In connection with such submission and any continuation on the OTCBB, this Registrant would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the Registrant's affairs.

        (10) Estimate of amount spent on research and development in each of last two years. None.

        (11) Costs and effects of compliance with environmental laws. Not Applicable

        (12)  Number of total employees and full-time employees.
    None.

        (13) Year 2000 Compliance, effect on customers and suppliers. None. The issuer has no computers or digital equipment of its own, no suppliers or customers. Accordingly, the issuer has determined that it is faced with no year 2000 compliance issues other than those shared by the public in general.


 ---------------------------------------------------------------------
 Item 2.  Managements Discussion and Analysis or Plan of Operation.
 ---------------------------------------------------------------------

     (a) Plan of Operation. This Registrant has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. The Issuer is a development stage Company as defined in Financial Standards Board Statement Number 7: it is concentrating substantially all of its efforts in raising capital and developing business operations.
    This classification according to accounting rules should not be misunderstood to indicate that this Registering Company would or will engage in capital formation before an acquisition target has been secured and disclosed. A corporation with no current business is generally unable to sell securities for two reasons: first, because it has no basis on which to interest investors, and second, because its ability to do is substantially restricted by current rules and regulations. Accordingly, we will not seek to raise funds by offering securities before disclosure of any arrangement to secure valuable business assets.
                                    7

     The Company has had substantial operating losses for the past years and is dependant upon outside financing to start operations. Such additional financing cannot be obtained before we find and disclose an acquisition of, or an arrangement to acquire, valuable business assets. This Company will seek one or more profitable business combinations or acquisitions. It will not and cannot engage in capital formation until and unless it acquires or adopts a specific business plan or business assets and can project the nature of its intended operations.

        (1) Plan of Operation for the next twelve months. The Registrant has no plans to pursue its business plan before securing and confirming its quotability on the OTCBB. It is foreseeable that it might begin to search in the second half of 2000, and may or may not find a target within the next twelve months.

       Cash Requirements and of Need for additional funds, twelve months. This Company has no immediate or forseeable need for additional funding, from sources outside of its circle of shareholders, during the next twelve months. The expenses of its audit, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, may be advanced by its management, if required. No significant cash or funds are required for its Management to evaluate possible transactions. No such activity is expected for at least the next six months.

       In the event that no combination is made within the next twelve months, this issuer may be forced to effect some advances from its Principal Shareholder, for costs involved in maintenance of corporate franchise and filing reports as may be required, when and if this 1934 Act registration is effective. Should this become necessary, the maximum amount of such advances is estimated not to exceed $20,000.00. No agreement by the Principal shareholder to make such advances is in place, and no guarantee can presently be given that additional funds, if needed, will be available. It is by far more likely that advances will take the form of providing services on a deferred compensation basis. Should further auditing be required, such services by the Independent Auditor may not be the subject of deferred compensation. The expenses of independent Audit cannot be deferred or compensated in stock or notes, or otherwise than direct payment of invoices in cash.
                                    8

       This Registrant does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in the compelling interest of this Registrant to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Registrant's intended application for submission be effective.

           (i)  Summary of Product Research and Development. None.

           (ii) Expected purchase or sale of plant and significant equipment.
           None.

           (iii)  Expected significant change in the number of employees.
          None.

     (b) Discussion and Analysis of Financial Condition and Results of Operations.

           (i) Operations and Results for the past two fiscal years. None. This Company was incorporated on March 25, 1998 and has had no operations to date. It has no substantial assets and no liabilities. It has incurred only organizational and administrative expenses, of 4,900 since June 30, 1999. Previous organizational expenses have been fully amortized.

           (ii) Future Prospects. The Company is unable to predict when it may participate in a business opportunity. A search may begin in second half of year 2000. The reason for this uncertainty arises from its limited resources, and competitive disadvantages with respect to other public or semi-public issuers, and uncertainties about compliance with NASD requirements for trading on the OTCBB. Notwithstanding the foregoing cautionary statements, assuming the continuation of current conditions, this issuer would expect to proceed to select a business combination within no sooner than six months nor longer than eighteen months. We cannot attract a partner before we can secure the quotation of our common stock on the OTCBB.

     (c) Reverse Acquisition Candidate. The Registrant is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Registrant at such time. This would likely take the form of a reverse acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this issuer to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance. Capital formation issues for the future of this Registrant would arise only when targeted business or assets have been identified. Until such time, this Registrant has no basis upon which to propose any substantial infusion of capital from sources outside of its circle of affiliates.
                                   9

---------------------------------------------------------------------
Item 3.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

       The following disclosure is provided as to present
    Management.

    John Spicer, age 59, serves as President and Director. He is, and for six years has been, the owner of Long Supply Company a Houston, Texas manufacturer of fine jewelry. Prior to establishing Long Supply, he served as the President of Airtex National Bank NA in Houston, Texas and prior to that as President of Allied Vider Bank in Vider, Texas. During the preceding nine years he served as Senior Vice President of Spring Branch State Bank in Houston, Texas. Mr. Spicer has just recently become our sole Director, to serve until the next meeting of shareholders or his successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

       There are no other directors, executive officers, promoters or control persons.

       The following disclosure is provided as to previous Officers and Directors. Until recently the management of this Corporation consisted of the following two gentlemen:

    Samuel Belzberg is the President of Gibralt Capital
    Corporation, a Canadian private investment company which, through its affiliates, has an equity interest has an equity interest in several private and public operating companies as well as significant real estate holdings. Before 1991, he was Chairman and Chief Executive Officer of First City Financial Corporation Ltd., a Canadian full service financial institution of which he was the founder. He is a Director of Westminster Capital, Inc., of Los Angeles, California, Metromedia Asia Corporation, of New York, e-Sim, of Jerusalem, Israel and Bar Equipment Corporation of America of Commerce, of California.

    Johnny Ciampi is Assistant Vice-President and Treasurer of Gibralt Capital Corporation. Before joining Gibralt, he was Treasurer of Santa Cruz Gold Ltd., a public company listed on the Toronto Stock Exchange whose principal operations ar a producing gold mine in Northern Mexico. Before joining Santa Cruz, he was an audit senior with Deloitte & Touche in Vancouver British Columbia.

       No disagreement among or between management accompanied the retirement of previous directors.

 -----------------------------------------------------------------
                Item 4.  Executive Compensation.
 -----------------------------------------------------------------

       The Company's Officers and Directors serves without compensation at this time. No plan of compensation has been adopted or is under consideration at this time. None of the Directors currently receives, or has ever received, any salary from the Company in their capacities as such, and none are expected to be compensated in their capacities as such. No officers are expected to receive any compensation for their services. No officers or directors are under an employment contract with the Company. Each Officer presently devotes an insubstantial amount of time to the affairs of the Company. The Company has no retirement, pension, profit sharing, or insurance or medical reimbursement plans.
                                   10
       There is no present program of executive compensation, and no plan or compensation is expected to be adopted or authorized at any time before an acquisition is effected. Present management is not expected to be the subject of such compensation then. Such future plan of compensation as may be adopted after acquisition would be expected to encompass new management and not present management. Present management has indicated previously that it will not be compensated by any finders fees or other indirect compensation for its services as management on behalf of shareholders. Management is beneficially interested in the share ownership of the principal shareholder and expects to profit thereby, and only thereby, upon effecting a profitable acquisition for the benefit of all shareholders.


---------------------------------------------------------------------
     Item 5.  Certain Relationships and Related Transactions.
---------------------------------------------------------------------

       There are no material relationships or transactions other than those disclosed in the Table and Notes in Item 4 of this Part.


 --------------------------------------------------------------------
               Item 6.  Description of Property.
 --------------------------------------------------------------------

       The Registrant has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys, without charge. We are charged for copying and printing.


 --------------------------------------------------------------------
         Item 7.  Security Ownership of Certain Beneficial
                        Owners and Management.
 --------------------------------------------------------------------

     (a)  Security Ownership of Management. To the best of
    Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. Please refer to explanatory notes if any, for clarification or additional information.

     (b) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. Please refer to explanatory notes if any, for clarification or additional information.
                                  11






                           Table A/B
                          Common Stock
        Officers and Directors and Owners of 5% or more
====================================================================
    NAME AND ADDRESS OF BENEFICIAL OWNER       ACTUAL        %
                                              OWNERSHIP
--------------------------------------------------------------------
John Spicer         Presiden/Director         5,000,000    57.93
1434 West Alabama
Houston, TX 77006
====================================================================
All Officers and Directors as a Group         5,000,000    57.93
====================================================================
Total Other 5% Owners                                -0-    0.00
====================================================================
TOTAL ALL AFFILIATES                          5,000,000    57.93
====================================================================
Total Shares Issued and Outstanding           8,631,251   100.00
====================================================================


     (c) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Registrant. The Registrant will search for a profitable business opportunity in the future. Such an acquisition of such an opportunity could and likely would result in some change in control of the Registrant at such time. This would likely take the form of a reverse acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this issuer to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance.


 --------------------------------------------------------------------
              Item 8.  Description of Securities.
 --------------------------------------------------------------------

    The Registrant's Capital Authorized and Issued. The Registrant's Company is authorized to issue 50,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which shares are issued and outstanding in Five Administrative Series.

    Common Stock. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called
    shareholders meeting, giving notice to all shareholders
    thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.
                                   12
    Secondary Trading refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to section 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and
    (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

    Options and Derivative Securities. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

=====================================================================

Series #      Original   Forward Split   Reverse Split   Forward Split
              Issuances    160 for 1        40 to 1         3 for 1
----------------------------------------------------------------------
1 TSM
sect. 4(2)    285,714    45,714,240      1,142,856       3,428,568
----------------------------------------------------------------------
2 TSM
sect. 504      11,200     1,792,000         44,800         134,400
=====================================================================

Subtotal
TSM           296,914    47,506,240
----------------------------------------------------------------------
3 TTL
sect. 504                   500,000         12,500          37,500
----------------------------------------------------------------------
4 TTL
sect. 504                   410,400         10,260          30,780
=====================================================================

Subtotal
TTL                         910,400
----------------------------------------------------------------------
Round-Up                                         1               3
----------------------------------------------------------------------
Interim Total                            1,210,417
=====================================================================

5 PNG                                    1,666,667       5,000,001
----------------------------------------------------------------------
Round-Down                                                      -1
----------------------------------------------------------------------
Total                                                    8,631,251
=====================================================================
                                  13

    Unregistered Securities and Secondary Trading. As previously stated, neither the existing nor the offered securities have been registered under the Securities Act of 1933, having been issued (or to be issued) pursuant to various exemptions from such registration. Notwithstanding such exemption from registration on issuance, unregistered securities may not be resold in brokerage transaction unless an appropriate "resale" exemption is available.

       Series 1: 3,428,568 shares were issued in 1995, to Founders of Temple Summit Management Corporation pursuant to 4(2) of the Securities Act of 1933 and were "Restricted Securities" when issued, as defined by Rule 144(a). These securities are more than two years old. To the best of our knowledge and belief, these shares are now owned by persons who have not been affiliates for more that one year. The existing Series 1 shares are believed to be no longer restricted securities and might be resold in brokerage transactions without further restriction. There are certain possible exceptions to this general statement.

       Series 2-4: 202,682 shares were issued to non-affiliate investors pursuant to Regulation D, Rule 504, and were not when issued and are not "Restricted Securities" as defined by Rule 144(a).

       Series 5: 5,000,000 shares were issued recently to John Spicer for $5,000. These new investment shares are restricted securities as defined in Rule 144(a) and are in addition shares owned by an affiliate. These 5,000,000 shares are not subject to resale in brokerage transactions for the indefinite future.

       Tradeable Shares. These shares, with the exception of possible individual exceptions, with respect to persons who are affiliates of the Issuer, or who have been affiliates of the Issuer within the past 90 days, are believed to be freely tradeable and may be sold in brokerage transactions without restriction of Rule 144 promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933.


    Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

       Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g(c)2 of the Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

                                   14

       Moreover, Reg. Section 240.15g-9 of the Securities and
    Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker(c)-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

              Remainder of page intentionally left blank.

                                 15


                              PART II


Item 1.
Market Price of and Dividends on Registrant's Common
Equity and Shareholder Matters Equity and Shareholder Matters.


     (a) Market Information. The Common Stock of this Registrant is quoted Over the Counter on the Bulletin Board ("OTCBB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:


                  ==================================
                  Period       High Bid      Low Bid
                  ----------------------------------
                  1st 1999         1.50         0.50
                  ----------------------------------
                  2nd 1999         0.50         0.50
                  ----------------------------------
                  3rd 1999         0.95         0.50
                  ----------------------------------
                  4th 1999         0.75         0.50
                  ----------------------------------
                  2000 to date     1.50         1.00
                  ==================================

       The foregoing price information is based upon inter-dealer prices without retail mark-up, mark-down or commissions and may not reflect actual transactions.


     (b) Holders. There are presently 227 shareholders of the common stock of this Registrant.


     (c) Dividends. No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

     (d) Reverse Acquisitions. A reverse acquisition of a target business or company would be expected to involve a change of control of the Registrant, and the designation of new management. The financial statements of this Registrant would become largely unreflective of the true condition of the Registrant after such an acquisition. Shareholder approval would be solicited, pursuant to the laws of the State of Nevada, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of this Registrant. In connection with the solicitation of shareholder approval, whether or not proxies are solicited, the Registrant would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosure would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.

                                  16



------------------------------------------------------------------
                  Item 2.  Legal Proceedings.
------------------------------------------------------------------

       There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.


------------------------------------------------------------------
    Item 3.  Changes in and Disagreements with Accountants.
------------------------------------------------------------------

       There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.


------------------------------------------------------------------
       Item 4.  Recent Sales of Unregistered Securities.
------------------------------------------------------------------

       There have been no sales or placements of unregistered securities of this Registrant during the past three years, except as follows:

       On February 15, the previous Directors retired and John
    Spicer was elected Sole Officer and Director. He was issued 1,666,667 shares for value to this Registrant of $5,000.00. On February 21, this Registrant declared a one for three forward split of its 2,877,084 to 8,631,251, as of the Record date of March 6, 2000, for distribution on March 10, 2000. This resulting 8,631,251 reflects the cancellation of one odd share as an incidental adjustment, from Mr Spicer's ownership.

       For more detailed information about our securities please refer to Item 8, of Part I, Description of Securities.


---------------------------------------------------------------------
      Item 5.  Indemnification of Officers and Directors.
---------------------------------------------------------------------

       There is no provision in the Articles of Incorporation, now the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. The Registrant is aware of certain provision of Nevada Corporate Law which creates or imposes any provision for indemnity of Officers or Directors.

        NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.

                                17




                            PART F/S
----------------------------------------------------------------------
       The following financial statements are provided:

=====================================================================

                      Financial Statements                     Page

=====================================================================

F-1 Audited Financial Statements for the years ended December    19
    31, 1998 and 1997; and for the six months ended June 30,
    1999
----------------------------------------------------------------------
F-2 Un-Audited Financial Statements for the one month and 23     28
    days ended February 23, 2000.

=====================================================================



                                18

--------------------------------------------------------------------
                              F-1
                   Audited Financial Statements
                        For the Year ended
                December 31, 1998 and 1997; and for
                the six months ended June 30, 1999
--------------------------------------------------------------------






                                  19





                           PNG VENTURES, INC.
                    (a Development Stage Company)
                   Consolidated Financial Statments
               June 30, 1999, December 31, 1998 and 1997















                                  20



CONTENTS


Independent Auditors Report--------------------------------3

Consolidated Balance Sheets--------------------------------4

Consolidated Statements of Operations----------------------5

Consolidated Statements of Stockholders Equity-------------6

Consolidated Statements of Cash Flows----------------------7

Notes to the Consolidated Financial Statements-------------8







                                  21


INDEPENDENT AUDITOR'S REPORT


To the Board of Directors

PNG Ventures, Inc.

Salt Lake City, Utah

We have audited the accompanying consolidated balance sheets of PNG Ventures, Inc, (a Development Stage Company) as of June 30, 1999,
December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997, and from inception on June 23, 1995 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PNG Ventures, Inc. (a Development Stage Company) as of June 30, 1999, December 31, 1998 and 1997, and the results of its operations and cash flows for the six months ended June 3 0, 1999 and the years ended December 3 1, 1998 and
1997, and from inception June 23, 1995 through June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had continual operating losses and is dependent on financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



     Salt Lake City, Utah
     October 5, 1999



                                   22






                             PNG Ventures, Inc.
                      (a Development Stage Company)
                       Consolidated Balance Sheets


                  ASSETS   			    June 30,			December 31,
                          				      1999		    1998		1997
                            ---------------------------------------
Current assets
  Cash			                  	$         -0-   $        -0- $      -0-

Total Current Assets		                -0-            -0-        -0-
                            ---------------------------------------
Total Assets			             $         -0-   $        -0- $      -0-
                            =======================================

LIABILITIES AND STOCKHOLDERS EQUITY

Total Liabilities			        $         -0-   $        -0- $      -0-
                            ---------------------------------------


Stockholders' Equity
  Common Stock $.001 par value;
 50,000,000 shares authorized;
 1,210,417 shares issued and
 outstanding				                   1,210		         1,210	     1,210

 Additional Paid in Capital	      29,200	         29,200	    29,200

Retained earnings		              (30,410)        (30,410)   (30,410)
                             ---------------------------------------
 Total Stockholders' Equity           -0-             -0-        -0-

Total Liabilities and Stockholders'
Equity                         $      -0-             -0-        -0-
                             =======================================


The accompanying notes are an integral part of these financial statements.

                                    23









                              PNG Ventures, Inc.
                      (a Development Stage Company)
                  Consolidated Statements of Operations


                         For the Six    For the years ended   Cumulative Total
                         Months ended         December 31,     Since inception
                        June 30, 1999      1998       1997
                      ----------------- --------------------- ----------------



REVENUES:              $          -0-   $      -0- $      -0-  $          -0-
                      ----------------- ---------------------  ----------------

EXPENSES:

  Accounting fees                 -0-          -0-        -0-           2,910
  Consulting                      -0-          -0-        -0-          27,500
                      -----------------  ---------------------  ---------------

     Total Expenses:              -0-          -0-        -0-         (30,410)
                      -----------------  ---------------------  --------------

NET (LOSS)             $          -0-          -0-        -0-         (30,410)
                      =================   ====================  ===============

NET LOSS PER SHARE     $       (.000)     $ (.000) $   (.000)    $      (.026)
                      ================    ====================  ===============

WEIGHTED AVERAGE
 SHARES OUTSTANDING        1,210,417    1,210,417  1,210,417         1,182,607
                      ================  ======================  ===============



The accompanying notes are an integral part of these financial statements.
                                     24





                            PNG Ventures, Inc.
                     (a Development Stage Company)
            Consolidated Statements of Stockholders' Equity



                          Common      Stock       Add'l         Deficit
                          Shares      Amount     Paid-In      Accumulated
                                                 Capital       During the
                                                              Development
                                                                 Stage
                        ------------------------------------------------------
Issuance of Common
Shares for cash         $ 1,187,667  $    1,188 $   3,812   $        -0-

Net Loss for the year ended
December 31, 1999                -0-         -0-       -0-       (3,000)
                        ------------------------------------------------------

Balance Dec. 31, 1995     1,187,667       1,188     3,812        (3,000)

Issuance of common
 shares for cash              7,500           7    14,993            -0-

Issuance of common
 shares for cash              5,000           5     9,995            -0-

Issuance of common
 shares for cash             10,250          10       400            -0-

Net Loss for the year
 ended Dec. 31, 1996             -0-         -0-       -0-      (27,410)
                        ------------------------------------------------------

Balance Dec. 31, 1996     1,210,417       1,210    29,200       (30,410)

Net Loss for the year
 ended Dec. 31, 1997             -0-         -0-       -0-           -0-
                        ------------------------------------------------------

Balance Dec. 31, 1997     1,210,417       1,210    29,200       (30,410)

Net Loss for the year
 ended Dec. 31, 1998             -0-         -0-       -0-           -0-
                        ------------------------------------------------------

Balance Dec. 31, 1998     1,210,417       1,210    29,200       (30,410)

Net Loss for the six months
 ended June 30, 1999             -0-         -0-       -0-           -0-
                        ------------------------------------------------------

Balance June 30, 1999     1,210,417    $  1,210  $ 29,200      $(30,400)
                        ======================================================





The accompanying notes are an integral part of these financial statements.
                                   25







                            PNG VENTURES, INC.
                     (a Developement Stage Company)
                  Consolidated Statement of Cash Flows

                                                                         From
                            For the                                 Inception on
                          Six Months       For the Years               June 23,
                             ended        ended December 31,        1995 through
                            June 30,  -----------------------------    June 30,
                             1999         1998              1997         1999
                           -----------------------------------------------------
Cash Flows from Operating
Activities

Net Loss                    $       -0-  $       -0-  $      -0-    $        -0-
Increase/Decrease in
Liabilities                         -0-          -0-         -0-             -0-
                           -----------------------------------------------------
Net cash flows provided
by (used in) operating
activities                          -0-          -0-         -0-        (30,410)
                           -----------------------------------------------------

Cash Flows from issuance
Activities:

Proceeds from Issuance of
common stock for cash               -0-          -0-         -0-         30,410
                           -----------------------------------------------------
Net Cash flows provided
by (used in) financing
activities                          -0-          -0-         -0-          30,410
                           -----------------------------------------------------
Net Increase (decrease)
in cash                             -0-          -0-         -0-             -0-
                            ----------------------------------------------------
Cash and Cash Equivalents
at Beginning of period              -0-          -0-         -0-             -0-
                            ----------------------------------------------------
Cash and Cash Equivalents
at End of period            $       -0-  $       -0-  $      -0-  $          -0-
                           =====================================================
Supplemental Cash Flow
Information
Cash Paid For:
Interest                    $       -0-  $       -0-  $      -0-  $          -0-
                           -----------------------------------------------------
Taxes                       $       -0-  $       -0-  $      -0-  $          -0-
                           -----------------------------------------------------

Non Cash Financing
Activities:




The Accompanying notes are an integral part of these financial statements.
                                  26



                          PNG Ventures, Inc.
                   (a Development Stage Company)
           Notes to the Consolidated Financial Statements
             June 30, 1999, December 31, 1998 and 1997

NOTE I SUMMARY OF ACCOUNTING POLICIES

a. Organization
PNG Ventures, Inc. (the Company) was incorporated in the state of Nevada on June 23, 1995 as Telecommunications Technologies, Ltd.
On June 24, 1995, the Company entered a plan of reorganization whereby it purchased all the assets of Temple Summit Management
Corporation (TSMC), organized in the state of Texas on August 23, 1991 and re-incorporated in September 1994, The substance of the re-organization was that the Company acquired $5,000 in cash for 47,506,240 shares of stock, issued to the shareholders of TSMC, following which TSMC ceased to be a public company and became an inactive wholly owned subsidiary of it's principal shareholder, Temple Summit Equity Group, LTD. This business combination is treated as a reverse acquisition for accounting purposes. On February 20, 1998 the Company changed its name to PNG Ventures, Inc. The Company currently has had little operating activities and is searching for a merger candidate or business opportunity in which to generate necessary revenues.

b. Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

c.   Fiscal Year
The Company has a calendar year end for financial reporting,

d. Earnings (Loss) Per Share
The computations of earnings (loss) per share of common stock are based on the weighted average number of share outstanding at the date of the financial statements.

e. Provision for Taxes
No provision for income taxes has been made due to net operating loss carryforwards totaling $30,410 at June 30, 1999. Net operating loss carryforwards begin expiring in 2000 through 2010. No tax benefit has been reported in the financial statements because the management believes there is a 50% or greater chance the carryforward will expire unused.

f. Cash and Cash-Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.
                                   27

                           PNG Ventures, Inc.
                     (a Development Stage Company)
             Notes to the Consolidated Financial Statements
              June 30, 1999, December 31, 1998 and 1997


NOTE 2 - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had substantial operating losses for the past years and is dependent upon outside financing to start operations. Management plans to seek one or more profitable business operations to acquire or merge with to generate the necessary revenue to support operations.

NOTE 3 - Development Stage Company

The Company is a development stage company as defined in Financial Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations.

NOTE 4 - Reverse Stock Split

On February 20, 1998 the Board of Directors approved a 40 for I reverse stock split. These financial statements have been retroactively restated to reflect this change.



                                   28


-----------------------------------------------------------------------
                                  F-2
                    Un-Audited Financial Statements
                     for the one month and 23 days
                        ended February 23, 2000
-----------------------------------------------------------------------





                                  29


                           PNG VENTURES. INC.
              CONSOLIDATED BALANCE SHEETS (UNAUDITED)
        for the fiscal years ended June 30, 1998, 1999 and
                the period ended February 23, 2000


                                              June 30,
                            February 23, -----------------
                                2000      1999      1998
                            ------------------------------
                        ASSETS

Current Assets
Cash                        $   100    $    -0-  $     -0-
                            ------------------------------
Total Current Assets            100         -0-        -0-
Total Assets                $   100    $    -0-  $     -0-
                            ==============================

                 LIABILITIES $ STOCKHOLDERS EQUITY

STOCKHOLDERS EQUITY

Common Stock, $.001 par
value; authorized
50,000,000 shares; issued
and outstanding, 3,631,251
shares at June 30, 1998 and
at June 30, 1999 and
8,631,251 shares at
February 23, 2000            8,631      3,631       3,631

Additional Paid in Capital  26,779     26,779      26,779
Accumulated Equity
(Deficit)                  (35,310)   (30,410)    (30,410)
                           --------------------------------
Total Stockholders
Equity                         100         -0-         -0-
                           --------------------------------
TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY        $   100     $   -0-   $     -0-
                           ================================




The accompanying notes are an integral part of these financial statements
                                 30


                        PNG VENTURES, INC.
     STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
        for the fiscal years ended June 30,1998, 1999 and the period ended February 23,2000

                                          June 30,
                        February 23,  ------------------
                            2000       1999        1998
                        --------------------------------
Revenues                $      -0- $      -0- $      -0-
                        --------------------------------
General and
Administrative              4,900         -0-        -0-
                        --------------------------------
Net Loss from
Operations                 (4,900)        -0-        -0-

Net Income (loss)       $  (4,900)  $     -0- $      -0-
                        ============--------------------
Loss Per Share          $ (0.0013)  $     -0- $      -0-
                        ================================
Weighted Average
Shares Outstanding      3,775,301  3,631,251  3,631,251
                        ================================


The Accompanying notes are an integral part of these financial statements.
                                   31




                         PNG VENTURES, INC.
      STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)(UNAUDITED) for the period from inception, June 23, 1995, through December 31, 1995 for the fiscal years ended December 31, 1996 and 1997
           for the fiscal years ended June 30, 1998 and 1999
              and for the period ended February 23, 2000


                                       Additional  Accumulated  Total Stock-
                   Common       Par      Paid In      Equity   holders Equity
                    Stock      Value     Capital    (Deficit)   (Deficit)
                   -----------------------------------------------------------

Issuance of
Common Shares
for Cash            3,563,001    $3,563   $1,437    $        -0-   $       -0-

Net Loss during the
fiscal year ended
December 31, 1995                                        (3,000)
                   -----------------------------------------------------------
Balance at
December 31, 1995   3,563,001     3,563    1,437         (3,000)         2,000

Issuance of common
shares for cash        22,500        22   14,978
Issuance of common
shares for cash        15,000        15    9,985
Issuance of common
shares for cash        30,750        31      379

Net Loss during the
fiscal year ended
December 31, 1996                                        (27,410)
                    -----------------------------------------------------------
Balance at December
31, 1993             3,631,251    3,631   26,779         (30,410)           -0-

Net Loss during the
fiscal year ended
December 31, 1997                                             -0-
                    -----------------------------------------------------------
Balance at December
31, 1997             3,631,251    3,631   26,779         (30,410)           -0-

Net Loss during the
fiscal year ended
June 30, 1998                                                 -0-
                    -----------------------------------------------------------
Balance at June
30, 1998            3,631,251     3,631   26,779         (30,410)           -0-

Net Loss during the
fiscal year ended
June 30, 1999                                                 -0-
                    -----------------------------------------------------------
Balance at June
30, 1999            3,631,251     3,631   26,779         (30,410)           -0-

Issuance of common
shares for cash     5,000,000     5,000

Net Loss during the
period ended
February 23, 2000                                         (4,900)
                    ------------------------------------------------------------
Balance at
February 23, 2000   8,631,251     8,631   26,779         (35,310)            100
================================================================================



The Accompanying notes are an integral part of these financial statements.
                                 32




                              PNG VENTURES, INC.
                       NOTES TO FINANCIAL STATEMENTS
           for the fiscal years ended June 30, 1998 and 1999 and
                   for the period ended February 23, 2000


1 -FORMATION AND OPERATIONS OF THE COMPANY

PNG Ventures, Inc., (the "Company"), was incorporated in the state of Nevada on June 23, 1995 as Telecommunications Technologies, Ltd. On June 24, 1995, the Company entered a plan of reorganization whereby it purchased all the assets of Temple Summit Management Corporation (TSMC) which was organized under the laws of the State of Texas on August 23, 1991 and reincorporated in September 1994. The substance of the reorganization was that the Company acquired $5,000 in cash for 47,506,240 shares of stock, issued to the shareholders of TSMC, following which TSMC ceased to be a public company and became an inactive wholly owned subsidiary of its principal shareholder, Temple Summit Equity Group, Ltd. This business combination is treated as a reverse acquisition for accounting purposes. on February 20, 1998 the Company changed its name to PNG Ventures, Inc. The Company currently has had little operating activities and is searching for a merger candidate or business opportunity in which to generate necessary revenues.

2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)     BASIS OF ACCOUNTING
        Accounting records of the Company and financial statements are mainta-ined and prepared on an accual basis.

(b)     FISCAL YEAR
        The Company's original fiscal year for accounting and tax purposes was December 31. After the end of the 1997 fiscal year the Company elected to adopt June 30 as its fiscal year end for financial reporting.

(c)     ORGANIZATION COSTS
        The Company incurred $5,000.00 of organization costs in 1995. These costs, which were paid by shareholders of the Company and which were exchanged for 3,563,001 shares of common stock having a net par value of $3,563 and $ $1,437 in cash.

(d)     CASH EQUIVILENTS
        For Financial Accounting Standards purposes, the Statment of Cash Flows, Cash Equivalents include time deposits, certificates of deposit, and all highly liquid dept instruments with original maturities of three months or less. Whenever cash amount are to be included on the Company's Statements of Cash Flow, however, they will be comprised exclusively of cash.

(e)     PROVISION FOR TAXES
        No provision for income taxes has been made due to net operating loss carryforwards totaling $30,410 at February 23, 2000. Net operating loss carry-forwards begin expiring in 2000 through 2010. No tax benefit has been reported in the financial statements because the management believes there is a 50% or greater chance the carryforward will expire unused.
                                   33

3-PROPERTY AND EXECUTIVE COMPENSATION

(a)     PROPERTY:
        The Company's offices and its books and records are located, without cost, at 1434 West Alabama, Houston TX 77006.

(b)     EXECUTIVE COMPENSATION:
        Since inception, the Company has paid no cash compensation to its Officers or directors. Officers of the Company will be reimbursed for out-of-pocket expenses and may be compensated for the time they devote to the Company. In addition, Officers may recieve compensation for services performed on behalf of the Company. The terms of any such compensation will be determined on the basis of the nature and extent of the services which may be required and will be no less favorable to the Company than the charges for similar services made by independent third parties who are similarly qualified. No officer or director is required to make any specific amount or percentage of his business time available to the Company.

4-STOCKHOLDERS'EQUITY.

The Company is authorized to issue 50,000,000 shares of common stock having a par value of $0.001. During 1995, 3,563,001 shares of common stock having a net par value of $3,563 and $1,437 in cash, were issued in exchange for organizational costs which were valued by management at $5,000. During 1996, 68,250 shares of Common Stock were issued for $25,400 in cash. During 2000, 5,000,000 shares were issued in exchange for $5,000 in cash. On February 20, 1998 the Board of Directors approved a 1 for 40 reverse stock split. On February 21, 2000 the Board of Directors approved a 3 for I forward stock split. These financial statements have been retroactively restated to reflect these changes as if they had been in effect since inception.








                                   34




                            PART III
--------------------------------------------------------------------------------
                  Item 1.  Index to Exhibits.
--------------------------------------------------------------------------------
                         Exhibit Index



==============================================================================

                 Table Category / Description of Exhibit        Page #
--------------------------------------------------------------------------------

[2] ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
2.1 Articles of Incorporation: Telecommunications Technologies, Ltd    37
2.2 Articles of Amendment; PNG Ventures, Inc. res,                     40
2.2 Plan of Reorganization and Tender:
    Telecomunications Technologies, Inc. and Temple Summit Management 42 Corporation.emple
2.3 By-Laws                                                            46
================================================================================


                                   35













                                  SIGNATURES

       In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.

Dated: February 23, 2000

                             PNG Ventures, Inc.

             (formerly Telecommunications Technologies, Ltd.)

                                   by




                              John Spicer
                       SOLE OFFICER AND DIRECTOR














                                   36


--------------------------------------------------------------------------------
                                 Exhibit 2.1
    Articles of Incorporation: Telecommunications Technologies, Ltd.
--------------------------------------------------------------------------------



                                    37



                          ARTICLES OF INCORPORATION
                                      OF
                     Telecommunications Technologies, Ltd.


Article I. The name of the Corporation is Telecommunications
Technologies, Ltd.

Article II. Its Principal place of business and registered office in the State of Nevada is 987 Tahoe Blvd. 207, Incline Village NV
89451-8773. The initial registered agent for services of process at that address is Casa Bella Holding, Inc., a Nevada Corporation.

Article III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.
Article IV. The corporation shall have authority to issue an aggregate of Fifty Million (50,000,000) shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $50,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

Article V No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now orhereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

Article VI The affairs of the corporation shall be governed by a Board of Directors of not less than two (2) persons. The Initial Directors of the corporation, whose name andaddresses are KIRT W. JAMES and WILLIAM STOCKER, 219 Broadway Suite 261, Laguna BeachCA, to serve until the next regular meeting of shareholders or until their successors are elected.

Article VII The Capital Stock, after the amount of the subscription price or par value,shall not be subject to assessment to Pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

Article VIII The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

Article IX The name and address of the Incorporator of the corporation is WILLIAM STOCKER ATTORNEY AT LAW, 219 Broadway Suite 261, Laguna
 Beach CA 92651.


                                   38



I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day.


Dated: May 16, 1995



____________/S/________________
WILLIAM STOCKER
ATTORNEY AT LAW
INCORPORATOR































                                   39



--------------------------------------------------------------------------------
                  Articles of Amendment: PNG Ventures, Inc.
--------------------------------------------------------------------------------





                                   40


                  	AMENDMENT TO ARTICLES OF INCORPORATION
                                     OF
                    Telecommunications Technologies, Ltd.


               (after payment of capital and issuance of stock)

We the Undersigned, Officers of Telecommunications Technologies, Ltd. ("the Corporation"hereby certify:

1.	The Board of Directors of the Corporation at a meeting of duly convened and held on February 20, 1998 adopted a resolution to amend the Articles of Incorporation as Originally filed and/or amended.

The former Article read:

Article One.  The name of the corporation is Telecommunications
Technologies, Ltd.

Article One is superseded and replaced as follows:

Article One.  The name of the corporation is PNG Ventures, Inc.


The number of shares of the Corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 48,416,640 of which 44,133,440, voted in favor; and the foregoing changes and amendment have been consented to and approved by a majority voteof the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.








__________/s/_______________                   ____________/s/______________
J.Dan Sifford                                   William Stocker
Vice President                                  Assistant Secretary











                                   41



--------------------------------------------------------------------------------
Plan of Reorganization and Tender: Telecommunications Technologies, Inc. and
                       Temple Summit Management Corporation.
--------------------------------------------------------------------------------








                                   42


                         PLAN OF REORGANIZATION AND TENDER
                                     BY WHICH
                       Telecommunications Technologies, Ltd.
                              (A NEVADA CORPORATION)
                       SHALL ACQUIRE THE REMAINING ASSETS OF
                        TEMPLE SUMMIT MANAGEMENT CORPORATION
                               (A Texas Corporation)




This Plan of Reorganization is revised and made effective and dated this day of December31, 1995, by and between the above referenced corporations, sometimes referred to hereinAs "TTL" and "TSM", respectively. It has been amended and corrected and supersedes the tentative agreement of June 24, 1995.



I. THE PARTIES

1.	TELECOMMUNICATIONS TECHNOLOGIES, LTD. (TTL) is a newly created private corporation duly incorporated in the State Of Nevada on June
23, 1995.

2.	TEMPLE SUMMIT MANAGEMENT CORPORATION (TSM) is a Texas Corporation
which is inactive and the securities of which are not presently traded. TSM was originally incorporated in Texas in March 1992 and reincorporated in Texas in September 1994.

3.	TEMPLE SUMMIT EQUITY GROUP, LTD. (TSEq) is and shall be the sole shareholder of TSM following this reorganization. It is a Colorado Limited Liability Company.

II. RECITALS

A.	The Capital of the Parties:

1. THE CAPITAL OF THE TELECOMMUNICATIONS TECHNOLOGIES, LTD. consists of 50,000,000 shares of common voting stock of $0.001 par value authorized, of which no shares are issued and outstanding.




2.	THE CAPITAL OF THE TSM consists of 50,000,000 shares of common voting stock of $.001 par value authorized, of which 47,506,240 shares are issued and outstanding.


B.	The Decision to Reorganize: The Parties have resolved, accordingly, to reorganize the two companies, by means of the following reorganization and acquisition, by which the shareholders of TSM will acquire from $5,000 in cash, by which the shareholders of TSM will become the shareholders of IM, by which TSM will become a wholly-owned subsidiary of TSEQ, and by which TSEQ would assume all past and current costs, including attorneys fees and other fees and costs incidental to this reorganization, with the result

                                  43


that no debtsor liabilities of TSM shall be acquired by TTL. The parties intend to issue theReorganization Shares pursuant to Regulation D, Rule 504, as if the 47,506,240 shares were purchased by TSM for its shareholders for $5,000.00.



A.	Reorganization: The two Companies agree hereby to this Plan of
Reorganization for the purposes set forth above, such that immediately following the Reorganization: TTL will acquire $5,000.00 in cash from TSM in exchange for 47,506,240 shares of TM common voting equity stock to be issued to the shareholders of TSM in replacement for their existing shams of TSM, which shareholders of TSM will become and thereafter be Shareholders of the TTL and shall cease to be share-holders Of TSM. Immediately following the Reorganization Temple Summit Management Corporation shall become and thereafeter be wholly owned by the Temple Summit Equity Group, Ltd.

B.	Effective Date: This Plan of Reorganization shall become
effective immediately approval and adoption by Corporate parties hereto, in the manner provided by the law of its place of incorporation and its constituent corporate documents, the time of such effectiveness being called the effective date hereof.

C.	Surviving Corporations: Both Companies shall survive the
Reorganization as indicated above. TSM shall become and thereafter be a wholly-owned by TSEQ. The former shareholders of TSM shall cease to be shareholders of TSM and shall become and be the Shareholders of TTL.

D.	Further Assurance, Good Faith and Fair Dealing: the Directors of
each Company shall and will execute and deliver any and all necessary documents, acknowledgments and assurances and to do all things Proper to confirm or acknowledge any and all rights, titles and interests created or confirmed herein; and both companies covenant hereby to deal fairly and good faith with each other and each others shareholders.




E. Conversion and Issuance of Stock: Fortwith upon the effective date hereof, each and every share of TSM shall be converted to one share of TTL, and TM will issue 296,914 shares of its common stock to the Shareholders of TSM in exchange for the cancellation of such equivalent shares of TSM.

F. Execution: THIS REORGANIZATION AGREEMENT is executed on behalf of each Company by its duly authorized representatives, and attested to, pursuant to the laws of its respective place of incorporation and in accordance with its constituent documents.





                                   44







Telecommunications                          Temple Summit
Technologies, Ltd.                          Management Corporation
(A Nevada Corporation)                      (A Texas Corporation)


_________/s/____________         _____________/s/_______________
Kirt W. James                    Kirt W. James
President                        President




________/s/_____________         __________/s/_________________
William Stocker                  William Stocker
Secretary                        Secretary



Temple Summit
Equity Group, Ltd.
(A Colorado Limited Liability Co.,)


by:






_________/s/__________________
William Stocker
Manager/Sole Director











                                   45


--------------------------------------------------------------------------------
                                   Exhibit 2.4
                                     By-Laws
--------------------------------------------------------------------------------







                                     46




                                      By-Laws
                                        OF
                       Telecommunications Technologies Ltd.
                              A NEVADA CORPORATION



     Article I

CORPORATE OFFICES
     The principal office of the corporation in the State of Nevada shall be located at 987 Tahoe Blvd., Suite 207, Incline Village NV 89451-8773. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                  Article II

SHAREHOLDERS' MEETINGS

Section 1. Place of Meetings

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place,either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principaloffice of the corporation.

Section 2. Annual Meetings

     The annual meeting of the shareholders shall be held on the second Monday of March in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business.
If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

Section 3. Special Meetings

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

Notices of Meetings

Section 4. Notices of Meetings

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose


                                   47


or purposes for which the meeting is called, shall be delivered not less than ten (l0) days nor more than twenty (20) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.


Section 5. Closing of Transfer Books or Fixing Record Date.

     For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty (20) days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for and such determination of stockholders, such date in any case to be not more than twenty (20) days and, in case of a meeting of stockholders, not less than ten (l0) days prior to the date on which the particular action requiring such determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 6. Voting List.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (l0) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten (l0) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.
                                   48


Section 7. Quorum.

     At any meeting of stockholders fifty-one (5l) percent of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 8. Proxies.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

Section 9. Voting.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

Section 10. Order of Business.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.   Roll Call.
     b.   Proof of notice of meeting or waiver of notice.
     c.   Reading of minutes of preceding meeting.
     d.   Reports of Officers.
     e.   Reports of Committees.
     f.   Election of Directors.
     g.   Unfinished Business.
     h.   New Business.


Section 11. Informal Action by Stockholders.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

Section 12. Books and Records.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stock-holders or directors. In the event such right of inspection is granted to the Stockholder(s)all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.


                               Article III
BOARD OF DIRECTORS

Section 1. General Powers.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

Section 2. Number, Tenure, and Qualifications.

     The number of directors of the corporation shall be a minimum of one (l)and a maximum of nine (9). Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

Section 3. Regular Meetings.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

Section 4. Special Meetings.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

Section 5. Notice.

     Notice of any special meeting shall be given at least one day previouslythereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 6. Quorum.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 7. Manner of Acting.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

Section 8. Newly Created Directorships and Vacancies.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

Section 9. Removal of Directors.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

Section 10. Resignation.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

Section 11. Compensation.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 12. Executive and Other Committees.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one
(l) or moredirectors. Each such committee shall serve at the pleasure of the board.


                                 Article IV
OFFICERS


Section 1. Number.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

Section 2. Election and Term of Office.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.


Section 3. Removal.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

Section 4. Vacancies.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

Section 5. President.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control ll of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

Section 6. Chairman of the Board.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

Section 7. Secretary.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

Section 8. Treasurer.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.


Section 9. Salaries.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                 Article V

     CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. Contracts.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.


Section 2. Loans.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, etc.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

Section 4. Deposits.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.


                              Article VI

     FISCAL YEAR

     The fiscal year of the corporation shall begin on the lst day of January in each year, or on such other day as the Board of Directors shall fix.

                              Article VII

     DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.


                              Article VIII

     SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                              Article IX

     WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                             Article X

     AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.


     CERTIFICATION

     The Secretary of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

Executed, and Corporate Seal affixed, this day of June 24, 1995.






                      Telecommunications Technologies Ltd.